June 30, 2006

Via EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, D.C. 20549-1004

Re:	Aeolus Pharmaceuticals, Inc. Registration Statement on Form S-1

Dear Sir or Madam:

On behalf of Aeolus Pharmaceuticals, Inc. (the “Company”), I am transmitting for filing under the Securities Act of 1933, as amended, and pursuant to Regulation S-T promulgated thereunder, the Company’s Registration Statement on Form S-1 (the “Form S-1”) registering for resale by the selling stockholders identified in the Form S-1 shares of the Company’s common stock, together with copies of the exhibits to the Form S-1. Manually executed signature pages have been signed prior to the time of this electronic filing and will be retained by the Company for five years.

Pursuant to Rule 13(c) of Regulation S-T, a filing fee of $1,499.34 was wired to the Commission on June 29, 2006.

Please direct any questions or comments regarding this filing to myself at (949) 481-9825.

Sincerely,

/s/ Michael P. McManus

Michael P. McManus
Chief Accounting Officer, Treasurer & Secretary
Aeolus Pharmaceuticals, Inc.

cc:	Leigh P. Ryan, Esq., Paul, Hastings, Janofsky & Walker LLP
Jeffrey T. Hartlin, Esq., Paul, Hastings, Janofsky & Walker LLP